Exhibit 3.2

NUKKLEUS INC.
STATEMENT OF DESIGNATION, POWERS,
PREFERENCES AND RIGHTS OF
SERIES A PREFERRED STOCK
The undersigned, Chief Executive Officer of Nukkleus Inc., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by a majority of the Board of Directors of the Corporation at a meeting duly held on June 3, 2016 (“Effective Date”):

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Articles of Incorporation of the Corporation, to provide by resolution or resolutions for the issuance of up to 15,000,000 shares of Preferred Stock of the Corporation, in such Series and with such designations and such powers, preferences, rights, qualifications, limitations and restrictions thereof as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series; and

NOW, THEREFORE, BE IT RESOLVED:

1.           Designation and Authorized Shares. The Corporation shall be authorized to issue 200,000 shares of SERIES A Preferred Stock, par value $0.0001 per share (the “SERIES A Preferred Stock”).

2.           Stated Value. The stated value of each issued share of SERIES A Preferred Stock shall be deemed to be $10.00 (the “Stated Value”).

3.           Dividends. Holder shall receive cumulative dividends at the rate per share (as a percentage of the Stated Value per share) of 1.5% per annum payable semi-annually on June 30 and December 31.

4.           Voting. Except as otherwise expressly required by law, the SERIES A Preferred Stock will be non-voting. However, without the affirmative vote of the holders of the shares of the Preferred Stock then outstanding, the Corporation may not alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation except to the extent that such vote relates to the amendment of this Certificate of Designation.

5.           Liquidation.                                The holders of SERIES A Preferred Stock shall not be entitled to receive any preference upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of SERIES A Preferred Stock shall share ratably with the holders of the common stock of the Corporation.

6.           Redemption; Conversion. Within five (5) calendar days from the the five (5) year anniversary of the Effective Date (the “Trigger Date”), the Corporation must redeem all or a portion of the shares of Series A Preferred Stock at the Stated Value plus any unpaid dividends (the “Redemption”). In the event the Corporation does not implement the Redemption or only partially implements the Redemption, then the shares of Series A Preferred Stock that have not been redeemed will be converted into that number of shares of Common Stock determined by dividing the Stated Value plus unpaid dividends by a conversion price equal to the 20 day closing average prior to conversion, which in no event may be less than $0.20 per share (the “Conversion Rate”). In the event in excess of 51% of the Corporation’s voting stock is sold to a third party for gross proceeds in excess of $20,000,000 at anytime prior to the Trigger Date, then the Corporation will have the right to redeem all shares of Series A Prefered Stock for $0.01 per share.

7.           No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the SERIES A Preferred Stock against impairment or forfeiture.

8.           Consolidation, Merger, Etc. Except as set forth in Section 6 above, in case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of SERIES A Preferred Stock shall at the same time be similarly exchanged or changed into a preferred securities with identifical rights, convenants and restrictions set forth herein,which shall have an indentical Stated Value. The Conversion Rate shall be equal to the price per share of Common Stock paid in such consolidation, merger, combination or other transaction.

9.           Expenses. The issuance of certificates representing shares of Common Stock upon conversion of the SERIES A Preferred Stock shall be made to each applicable shareholder without charge for any excise tax in respect of such issuance. However, if any certificate is to be issued in a name other than that of the holder of record of the SERIES A Preferred Stock so converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any excise tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid or is not due and payable.

10.           Fractional Shares. SERIES A Preferred Stock may only be issued in whole shares and not in fractions of a share. If any interest in a fractional share of SERIES A Preferred Stock would otherwise be deliverable to a person entitled to receive SERIES A Preferred Stock, the Corporation shall make adjustment for such fractional share interest by rounding up to the next whole share of SERIES A Preferred Stock.

11.           Record Holders. The Corporation and its transfer agent, if any, for the SERIES A Preferred Stock may deem and treat the record holder of any shares of SERIES A Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation, Powers, Preferences and Rights of SERIES A Preferred Stock as of the Effective Date.

NUKKLEUS INC.

By:/s//s/ Emil Assentato
Emil Assentato, CEO